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                              December 4, 2023

       Alan A. Villalon
       Chief Financial Officer
       Alerus Financial Corporation
       401 Demers Avenue
       Grand Forks, ND 58201

                                                        Re: Alerus Financial
Corporation
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            File No. 001-39036

       Dear Alan A. Villalon:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2022

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Loans, page 74

   1. We note the tabular disclosure on page 75 detailing the composition of your gross loan portfolio, which
includes commercial real estate (   CRE   ). Given the significance of CRE
                                                        in your total loan
portfolio, please revise your disclosures, in future filings, to further disaggregate the
composition of your CRE loan portfolio by borrower type (e.g., by office, hotel, multifamily,
etc.), geographic concentrations and other characteristics (e.g., current weighted average and/or
range of loan-to-value ratios, occupancy rates, etc.), if any. In addition, revise to
describe the specific details of any risk management policies, procedures or other
actions undertaken by management in response to the current
                                                        environment.
 Alan A. Villalon
FirstName  LastNameAlan   A. Villalon
Alerus Financial Corporation
Comapany4,
December   NameAlerus
             2023      Financial Corporation
December
Page 2    4, 2023 Page 2
FirstName LastName
Item 8. Financial Statements and Supplementary Data
Note 3 Business Combinations, page 106

2. We note you completed the acquisition of Metro Phoenix Bank in July 2022. Please tell us how you considered the disclosure requirements of ASC 805-10-50-2(h) and revise your future periodic filings to include all the required disclosures as applicable including, for instance, the supplemental pro forma information.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Katharine Garrett at 202-551-2332 or Amit Pande at 202-551-3423 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Finance